Holland+Knight

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Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue. N.W., Suite 100
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www.hklaw.com

[redacted]

08006276

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

December 11, 2008

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 12/18

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck

Carla R. Speck
Legal Assistant

Enclosures

5876874_v1

SEC Mail
Mail Processing
Section
ANNEX

DEC 11 2008

Washington, DC
109

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Quarterly Report dated November 14, 2008

2. Amended Shelf Registration Statement dated November 14, 2008

3. Notification to verify the Quarterly Report for the second quarter of the year ending March 31, 2009

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 5 below are included in EXHIBIT B hereto)

1. Business Report for the six months of the fiscal year ending March 31, 2009

2. JT to Dissolve Australian Chilled Processed Foods Subsidiaries

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Quarterly Report dated November 14, 2008

   Quarterly Report stating the results for the quarterly period from July 2008 to September 2008, filed with the Director of Kanto Local Finance Bureau on November 14, 2008.

2. Amended Shelf Registration Statement dated November 14, 2008

   Amended Shelf Registration Statement in which Quarterly Report dated November 14, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

3. Notification to verify the Quarterly Report for the second quarter of the year ending March 31, 2009

   Notification verifying the Quarterly Report dated November 14, 2008, filed with the Director of Kanto Local Finance Bureau on August 13, 2008.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX, Section B, items 1 to 2.

Business Report for the six months of the fiscal year ending March 31, 2009

<A Message from Management>

In the six-month period that ended September 30, 2008, net sales and EBITDA (operating income + depreciation and amortization) increased thanks to the continuing sales growth in the international tobacco business as well as the addition of Gallaher and Katokichi Group results to the consolidated performance. Meanwhile, operating income, ordinary income and net income decreased due in part to the start of amortization of goodwill in the international tobacco business following revisions to accounting standards.

As for our full-term forecasts for the fiscal year ending March 31, 2009, we have significantly revised upward the earnings forecasts of our net sales, EBITDA and operating income due to factors such as the continued growth of the international tobacco business, favorable foreign exchange effects and one time payments related to drug licensing agreements in the pharmaceutical business. Our annual sales and EBITDA are projected to hit record highs.

The recent debate on whether to increase the tobacco excise tax is merely a simplistic attempt to make up for budgetary deficits by singling out smokers, a rather vulnerable target. Taxes have been raised on tobacco for years and the current tax burden exceeds 60% of the retail price, making them the highest taxed product in Japan. Our customers are already taxed to the limit as it is, therefore, to fulfill our responsibility as a manufacturer with respect to all smokers and to protect the foundation of the Japanese tobacco industry, we are firmly opposed to any increase in taxes that would encumber an excessive burden only upon a specific product, consumer and industry. We are conducting an anti-tax petition signing campaign in hopes of gaining the understanding and participation of more people with respect to our advocacy against the raising of the tobacco excise tax.

In the foods business, the integration of our processed foods business and seasoning business to Katokichi is progressing well. Efforts are also being made to strengthen our safety control system through such measures as the establishment of a quality control center in Japan followed by the start of operations of a quality control center in China and the invitation of outside experts to serve as advisers.

Overview of the financial results for the six months of the fiscal year ending March 31, 2009

In the six-month period of the fiscal year ending March 31, 2009, we achieved growth in net sales and EBITDA while operating income, ordinary income and net income declined, as can be seen in the Table 1.

Our net sales excluding taxes reached 1,443.0 billion yen for the six-month period, an increase of 244.5 billion yen compared with the corresponding figure for the previous six-month period, despite a decline in the sales volume of the domestic tobacco business. The decline was offset by the continued sales growth for the international tobacco business and the consolidation of Gallaher and the Katokichi Group.

Operating income was 204.5 billion yen, decreased by 14.5 billion yen year on year due to the start of amortization of goodwill related to the international tobacco business, following revisions to accounting standards, despite an increase in EBITDA.

Ordinary income was 151.3 billion yen, decreased by 49.6 billion yen year on year, primarily due to foreign exchange losses related to the end-of-year evaluation of euro-denominated bonds of consolidated subsidiaries and increased interest expenses associated with the consolidation of Gallaher.

Net income was 69.4 billion yen, decreased by 62.8 billion yen year on year, primarily due to additional costs related to the introduction costs for vending machines with adult identification functions and losses related to the demolition of company-owned residences for employees, despite an increase in gain on sales of noncurrent assets.

(Table 1) Financial results for the six months of the fiscal year ending March 31, 2009

(Billions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Change
Net sales (tax included)	2,914.0	3,497.0	583.0
Net sales (tax excluded)	1,198.5	1,443.0	244.5
EBITDA*	294.8	345.3	50.5
Operating income	219.1	204.5	(14.5)
Ordinary income	201.0	151.3	(49.6)
Net income	132.3	69.4	(62.8)

* EBITDA= Operating income + depreciation and amortization

<Review of operation>

Domestic Tobacco

The domestic tobacco business posted declines in both sales and profits due to a decrease in the sales volume and increased sales promotion costs. In the first half, we did not recognize any fundamental change in the downward trend of the sales volume associated with structural factors. However, the decline in sales volume was limited to 3.3% as there was one extra day for product shipment compared with the same period of the previous year as well as a delay in the expected adjustments of retail shops' inventories to the second half, which temporarily expanded due to the introduction of the taspo card. Meanwhile, the market share in the first half rose 0.2 percentage point year on year to 64.9%, the same level as in the whole of the fiscal year that ended March 31, 2008. We have successfully defended our market share mainly because we expanded the exposure of JT products at retail stores, mainly convenience stores, whose importance as sales channels has grown following the introduction of the taspo card and because we devoted our efforts to expanding sales of flagship brands by launching new products such as the Mild Seven Impact One and the Seven Star Lights Menthol. In the second half, we continue to enhance our brand equity through such measures as the release of new products based on leading brands and redesigning packaging. Such measures include launching the Pianissimo Fran Menthol One in October and redesigning the packages of five box products of the Seven Star family and two menthol products of the Mild Seven family in November.

International Tobacco

The total sales volume of the international tobacco business increased 8.4% compared to the previous year due to favorable performance in Russia, the Near East, Turkey, Spain, Italy and other countries. The sales volume of GFB (Global Flagship Brands) increased 17.1% year on year backed by the strong sales of "Winston," "Camel" and others. As a result, net sales and profit both greatly exceeded last year's figures.

Sales by region showed favorable results for "Winston" in the "South & West Europe" region of Spain, France, Italy and Greece, and for "Camel" in Italy and Spain. In "North & Central Europe", although "Mayfair" and "Camel" brands performed well in the U.K. and Sweden, respectively, there was a decrease in sales due to the decreasing trend of the market in Ireland and Austria.

"CIS+" saw an increase due to the maintained growth of "Winston" in almost all markets led by Russia and Romania as well as the strides made by "LD" and "Glamour" in Russia.

For "Rest of the World," sales were up thanks to the continued positive performance of "Winston," "Mild Seven" and "LD" in Turkey, Taiwan, the Near East and South Korea. We will continue a well-balanced growth in every region.

* As for the international tobacco business, the results for January to June 2008 are included in our consolidated results for this six-month period.

Pharmaceuticals

In the pharmaceuticals business, sales increased and we also achieved improvement on the profit front due to milestone revenues related to the progress made in the development of JTT-705, a drug to treat dyslipidemia that has been licensed to Roche, and JTK-303, an anti-HIV drug licensed to Gilead Sciences.

As for our research and development, JTK-656, another anti-HIV drug, has entered the clinical development phase overseas, bringing the number of drugs under clinical development to 10. In addition, in September, we signed a licensing agreement with Merck regarding JTT-305, an anti-osteoporosis drug, under which we have granted the U.S. drug maker exclusive rights to develop and commercialize this drug in all markets around the world except for Japan. We will continue efforts to enhance our research and development activities and explore strategic opportunities for licensing out our products and obtaining licenses for other companies' drugs.

Clinical development (as of October 30, 2008)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. •Development stage by Roche Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Dyslipidemia	Reduces absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Blocks integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. •Development stage by Gilead Sciences:Phase3
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	Merck (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons -TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	Reduces excessive glucocorticoid action by inhibiting HSD-1 -HSD1:11beta-hydroxysteroid dehydrogenase type1	
JTK-656 (oral)	Phase1(Overseas)	HIV infection	Blocks integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	

Change since the previous announcement (July 31, 2008):
Entry into clinical phase of JTK-656 overseas.
JTT-305 is mentioned in "Rights" due to the licensing out of development and commercialization rights worldwide except Japan.

Foods

In the foods business, sales increased because of the consolidation of the Katokichi Group, which more than offset a decline in sales of processed foods products due to the impact of cases of pesticide-contaminated products and a decrease of beverage products due to unfavorable weather and intensified competition. However, the foods business posted operating loss because of increased general expenses, rising prices of raw materials and the amortization of goodwill related to the acquisition of Katokichi.

In the processed foods business, we will unify the corporate names and brands of our group companies. In addition, we will gradually integrate their product development, marketing, procurement and systems in hopes of strengthening the business structure. As for the progress we have made in our efforts to strengthen the safety control system, we started operating a quality control center in Qingdao, China, in September. Also, we have invited a new advisor to join our team of outside experts bringing the total to three thereby completing a system under which valuable opinions and advice can be obtained. We will continue efforts to establish a safety control system of the world's highest standard and gain the confidence of customers by taking advantage of a diverse range of knowledge and viewpoints.

<Outlook for the fiscal year ending March 2009>

As for our full-term forecasts for the fiscal year ending March 31, 2009, we have significantly revised upward the earnings forecasts of our net sales, EBITDA and operating income due to factors such as the continued growth of the international tobacco business, favorable foreign exchange effects due to a change in the estimated full-year rate against the U.S. dollar from 100 yen to 103 yen, and one time payments related to drug licensing agreements in the pharmaceuticals business. Our annual sales and EBITDA are projected to hit record highs.

(Table 2) Full-term forecasts for the fiscal year ending March 31, 2009

(Billions of yen)

	Year ending March 31, 2009 initial forecasts	Year ending March 31, 2009 revised forecasts	Change	Year ended March 31, 2008 results
Net sales (tax included)	6,610.0	6,870.0	260.0	6,409.7
EBITDA*	593.0	634.0	41.0	602.0
Operating income	311.0	348.0	37.0	430.5
Ordinary income	278.0	290.0	12.0	362.6
Net income	148.0	160.0	12.0	238.7

* EBITDA= Operating income + depreciation and amortization

NOTES REGARDING FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this material pertain to the earnings forecasts, plans, policies, business strategies, objectives, schedules, recognition and evaluation of facts, etc. pertaining to JT and the JT Group and are based on forecasts, expectations, assumptions, plans, recognitions, evaluations, etc. conceived at the time of the preparation of this material using information currently available to JT. Also, certain essential presumptions (hypotheses) to determine expectations and forecasts are used in addition to accurately recognized facts defined in the past in order to calculate the values of those expectations and forecasts. JT does not guarantee that any of these statements, facts or presumptions (hypotheses) are in nature objectively accurate or that they will occur in the future as stated herein. JT may not constantly update any forward-looking statement regardless of any new information, future event or other result. These statements, facts and presumptions (hypotheses) are subject to multiple risks and other factors that could cause them to objectively lose their accuracy or not occur in the future. The main risks and factors assumed at the present time are as follows, without limitation:

(1) Health concerns relating to the use of tobacco products;
(2) Legal or regulatory developments and changes in Japan and elsewhere, including, without limitation, tax increases and governmental restrictions on the sale, marketing and usage of tobacco products, and the effects of governmental investigations and privately imposed smoking restrictions;
(3) Litigation in Japan and elsewhere;
(4) Our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) Our ability to successfully expand internationally and make investments outside of Japan;
(6) Competition and changing consumer preferences on the market;
(7) The impact of any acquisitions or diversification of business;
(8) Local and global economic conditions; and
(9) Fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated financial statements
Consolidated balance sheets

(Millions of yen)

	As of March 31, 2008	As of September 30, 2008	Increase / Decrease
Assets			
Current assets	1,234,695	1,243,151	8,455
Noncurrent assets	3,852,518	3,381,676	(470,842)
Property, plant and equipment	763,332	740,832	(22,499)
Buildings and structures	281,742	265,725	(16,016)
Machinery, equipment and vehicles	218,973	214,386	(4,587)
Land	157,380	159,360	1,979
Other	105,234	101,360	(3,874)
Intangible assets	2,759,407	2,325,183	(434,223)
Goodwill	2,106,887	1,740,839	(366,048)
Right of trademark	613,496	549,308	(64,188)
Other	39,023	35,036	(3,986)
Investments and other assets	329,778	315,659	(14,118)
Total assets	5,087,214	4,624,827	(462,386)
Liabilities			
Current liabilities	1,284,396	1,377,268	92,872
Noncurrent liabilities	1,648,188	1,393,888	(254,300)
Total liabilities	2,932,584	2,771,156	(161,428)
Net assets			
Shareholders' equity	2,106,311	1,957,761	(148,550)
Valuation and translation adjustments	(30,238)	(178,451)	(148,212)
Subscription rights to shares	185	247	61
Minority interests	78,370	74,113	(4,257)
Total net assets	2,154,629	1,853,671	(300,958)
Total liabilities and net assets	5,087,214	4,624,827	(462,386)

Consolidated statement of income

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase / Decrease
Net sales	2,914,042	3,497,087	583,044
Cost of sales	2,368,170	2,846,037	477,867
Gross profit	545,871	651,049	105,177
Selling, general and administrative expenses	326,701	446,464	119,762
Operating income	219,170	204,584	(14,585)
Non-operating income	12,861	11,450	(1,411)
Non-operating expenses	31,007	64,649	33,642
Ordinary income	201,024	151,385	(49,638)
Extraordinary income	12,436	22,946	10,510
Extraordinary loss	8,827	35,574	26,747
Income before income taxes and minority interests	204,633	138,757	(65,875)
Income taxes	68,577	66,596	(1,981)
Minority interests in income	3,702	2,681	(1,020)
Net income	132,353	69,479	(62,873)

Consolidated statement of cash flows

(Millions of yen)

	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase / Decrease
Net cash provided by (used in) operating activities	175,830	140,643	(35,187)
Net cash provided by (used in) investment activities	(1,574,126)	(28,598)	1,545,528
Net cash provided by (used in) financing activities	584,734	(135,423)	(720,157)
Effect of exchange rate change on cash and cash equivalents	35,981	(16,572)	(52,554)
Net increase (decrease) in cash and cash equivalents	(777,580)	(39,950)	737,629
Cash and cash equivalents at beginning of period	1,179,522	215,008	(964,513)
Cash and cash equivalents at end of period	401,941	175,057	(226,883)

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT to Dissolve Australian Chilled Processed Foods Subsidiaries

Tokyo, November 28, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company has decided to commence proceedings to dissolve the Hans Group, the company's Australian chilled processed foods subsidiaries, which include Hans Continental Smallgoods Pty. Ltd., Swicker's Kingaroy Bacon Factory Pty. Ltd., and Sun Pork Foods Pty. Ltd.

As previously announced, to strengthen JT's food business as a whole, JT has been examining a number of options for its chilled foods business in Australia. It has now decided to commence proceedings to dissolve the Hans Group as this business no longer has synergies with JT's other food operations, considering the product characteristics and the geographical locations. JT believes that it is in the best interests of the company and its stakeholders that the company's resources are focused on the frozen foods and seasoning businesses under Katokichi, JT's wholly-owned foods subsidiary in Japan.

The disposal of the Hans Group's business and/or assets will be decided upon and will take place under Australian law for "Voluntary Administration [1]" proceedings, beginning today and lasting for approximately one year. The Hans Group has appointed partners of the Australian firm KordaMentha to act as the Voluntary Administrators.

The decision will be reflected in JT's financial statements in an appropriate manner following consultation with the company's external auditor. The impact on JT's consolidated financial results is expected to be minimal.

---

1 The Voluntary Administrators appointed by the board of directors will exercise full control over the company and its properties and businesses, including the disposal of properties and payment of debts. The company can continue to trade and operate during the Voluntary Administration process. Due to its flexibility, the Voluntary Administration process is widely used in Australia.

The Hans Group: Consolidated Business Results 2006 ~ 2008

(Units: Millions of Australian Dollar)

	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007	Fiscal Year ended March 31, 2008
Net Sales	364	396	390
Operating Income	-1	6	3
Recurring Profit	-8	-1	-4
Net Income	-9	2	-10

Corporate Profiles

Hans Continental Smallgoods Pty. Ltd.

Headquarters:	Queensland, Australia
Representative:	Ryuji Takagi
Established:	1969
Capital:	Approximately A$45 million
Net assets:	Approximately A$28 million
Total assets:	Approximately A$150 million
End of fiscal year:	March 31
Type of business:	Manufacturing and sales of ham, bacon, salami and sausage
Number of employees:	Approximately 1,000
Shareholders:	Japan Tobacco Inc.: 100%

Swicker's Kingaroy Bacon Factory Pty. Ltd.

Headquarters:	Queensland, Australia
Representative:	Ryuji Takagi
Established:	1956
Capital:	Approximately A$6 million
Net debts:	Approximately A$2 million
Total assets:	Approximately A$37 million
End of fiscal year:	March 31
Type of business:	Meat packing
Number of employees:	Approximately 400
Shareholders:	Hans Continental Smallgoods Pty. Ltd.: 65%

Sun Pork Foods Pty. Ltd.

Headquarters:	Queensland, Australia
Representative:	Ryuji Takagi
Established:	2003
Capital:	Approximately A$0.07 million
Net assets:	Approximately A$2 million
Total assets:	Approximately A$8 million
End of fiscal year:	March 31
Type of business:	Meat retailer
Number of employees:	7
Shareholders:	Swicker's Kingaroy Bacon Factory Pty. Ltd.: 100%

[Note]

Any inquiries on the Voluntary Administration process in this matter should be directed to the Voluntary Administrators whose contact details are as follows:

Mr. Mark Mentha, Mr. Brian McMaster, and Mr. John Park
KordaMentha
22 Market Street, Brisbane, Queensland 3000, Australia
Telephone: +61-7-3225-4900

###

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